March 31, 2020

Michael Casamento
Chief Financial Officer
Amcor PLC
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor PLC
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Form 10-Q for the Fiscal Quarter Ended December 31, 2019 Form 8-K furnished February 11, 2020
           File No. 001-38932

Dear Mr. Casamento:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Financial Statements
Consolidated Statement of Cash Flows, page 43

1. We note from your disclosure in Note 4 that the Bemis acquisition in 2019 was a significant stock only acquisition. Please revise the statement of cash flows to disclose all noncash investing and financing activities as required by ASC
230-10-50-3.
2. We note that you have included an adjustment to reconcile net income to net cash provided by operating activities of $77.9 million titled "other, net." Please identify for us the nature of this adjustment.
 Michael Casamento
FirstName LastNameMichael Casamento
Amcor PLC
Comapany2020
March 31, NameAmcor PLC
Page 2
March 31, 2020 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 10 - Fair Value Measurements, page 60

3. We note from your disclosures that during 2019 and 2018 you had several impairments such as the $31.1 million impairment for a technology intangible in 2019 and a $36.5 million impairment to an equity method investment in 2019. Please revise to include disclosures related to assets and liabilities measured at fair value on a nonrecurring basis as required by ASC 820-10-50-2.
Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 14   Segments, page 29

4. We note from your disclosure on page 29 that you aggregate your five Flexibles operating segments into one reportable segment. It appears from your disclosure on page 31 that sales from North America were over 50% of total sales for the six month ended December
         31, 2019. Explain to us how you evaluated the aggregation criteria in ASC 280-10-50-11 in determining you have only one Flexibles reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations   Three Months Ended December 31, 2019
Consolidated Results of Operations, page 37

5. We note that you present net sales and Adjusted EBIT "on a comparative basis" for the comparable period in fiscal 2018. Please note that due to different basis of accounting, we do not consider it appropriate to combine results from the accounting acquiree and acquiror without the appropriate Regulation S-X, Article 11 adjustments. Please revise to remove this combined presentation from all relevant discussion in your MD&A.
         Alternatively, you may present and discuss changes with the prior year period on a pro forma basis, consistent with Article 11 of Regulation S-X.
General

6. We note that it appears from your statements of cash flow, that during the six months ended December 31, 2019, the loss on transition to hyperinflationary accounting for
         Argentine subsidiaries is material to your income statement. Please revise the notes to the financial statements to disclose your accounting policy for highly inflationary economies.
         Also, please consider the disclosures outlined in ASC 830-20-50. Michael Casamento
Amcor PLC
March 31, 2020
Page 3
Form 8-K furnished February 11, 2020

Exhibit 99.1
Presentation of Prior Year Information, page 2

7. We note from pages 2 and 7 that your earnings release includes certain combined amounts considered supplemental unaudited combined financial information which were not prepared in accordance with Article 11 of Regulation S-X. Therefore, it is unclear why you believe that the supplemental unaudited combined financial information current discussion is appropriate and that providing a supplemental discussion of pro forma financial information would not be more meaningful to an investor, considering that your current presentation excludes pro forma adjustments calculated under
Article 11 of
         Regulation S-X. Considering your disclosures in the 8-K that certain adjustments were made to the combined data, please tell us how the supplemental unaudited combined financial information compares to amounts calculated in accordance with Article 11 of
         Regulation S-X. We may have further comment upon receipt of your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMichael Casamento                         Sincerely,
Comapany NameAmcor PLC
                                                            Division of
Corporation Finance
March 31, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName